FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...9 September....2002

PE

UNITED UTILITIES PLC
(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F.............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 9 September 2002

BY..............................
Paul Davies
Assistant Company Secretary

* Print the name and title of the signing officer under his signature

UNITED UTILITIES PLC APPOINTS NEW AUDITOR

United Utilities PLC announces that it has appointed Deloitte & Touche as its auditor following a formal tender process.

The Chairman of United Utilities PLC, Sir Richard Evans, said:

> "This appointment follows a formal audit tender process which was initiated several months ago to ensure that the company continues to receive best value for its audit services. It should be stressed that we have no problems or outstanding issues with the existing auditor, KPMG, who have provided excellent services to the company over the past seven years."

The handover from KPMG to Deloitte & Touche will take place shortly and Deloitte & Touche will be proposed for appointment as auditor at next year's Annual General Meeting.

-o0o-

For further information, contact:

John Roberts, Chief Executive	01925 237000
Simon Bielecki, Group Investor Relations Manager	01925 237000
Alan Price, Head of Corporate and Financial Communications	020 7307 0300

Notes

Deloitte & Touche will service United Utilities' account from their Manchester and London offices.

The daughter of Norman Broadhurst, a non-executive director and Chairman of the Audit Committee, is a tax partner in Deloitte & Touche's Birmingham office following their agreement to admit the majority of partners in the Andersen UK practice into Deloitte & Touche. It has been agreed that she will not be involved with the United Utilities account in any way.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".